UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

 CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32297

CPFL ENERGIA S.A.
(Exact name of Registrant as specified in its charter)

Rua Jorge de Figueiredo Correa, No. 1,632, parte
CEP 13087-397 - Jardim Professora Tarcília, Campinas – SP
Federative Republic of Brazil

Tel: +55 19 3756 6211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

ITEM 1                         Exchange Act Reporting History

A.                  CPFL Energia S.A. (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about September 28, 2004, the date that its registration statement on Form F-1 became effective.

B.                  The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (“Commission”) rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report under Section 13(a).

ITEM 2                         Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on June 14, 2019, pursuant to a shelf registration statement on Form F-3 (“Form F-3”).

The Registrant’s securities have not been sold in the United States in a registered offering under the Securities Act during the preceding 12 months. On May 8, 2020, the Registrant filed Post-Effective Amendment No. 1 to its Form F-3 to terminate the registration of unsold securities under that registration statement.

ITEM 3                         Foreign Listing and Primary Trading Market

A.                  The Registrant has maintained a listing of its common shares, without par value (the “Common Shares”), on the B3 – Brasil Bolsa Balcão S.A. (the Brazilian Stock Exchange, or “B3”), which is located in the City of São Paulo, State of São Paulo. The B3 constitutes the primary trading market for the Common Shares, as that term is defined in Rule 12h-6 under the Exchange Act.

B.                  The Common Shares were initially listed on the B3 (previously known as BM&FBOVESPA) in September 2004. The Registrant has maintained the listing of its Common Shares on the B3 since such date and continues to do so as of the date hereof, including for at least the 12 months preceding the filing of this Form 15F.

C.                  During the 12-month period beginning June 1, 2019 and ending May 31, 2020*, 96.7% of the average daily trading volume (“ADTV”) of the Common Shares (including Common Shares represented by American Depositary Shares, each of which represented two Common Shares, or “ADSs”) occurred through the B3.

*The ADTV for the Common Shares represented by ADSs traded on the New York Stock Exchange (“NYSE”) covers the period from June 1, 2019 through January 27, 2020. Following the notice of termination of the deposit agreement governing the Registrant’s ADSs, the NYSE filed a Form 25 with the Commission and suspended trading of the Registrant’s ADSs before the market opened on January 28, 2020. The Form 25 became effective on February 10, 2020, when the ADSs were removed from listing and registration on the NYSE.

ITEM 4                         Comparative Trading Volume Data

A.                  The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on June 1, 2019 and ended on May 31, 2020 (the “Applicable Period”).

B.                  The ADTV of the Common Shares of the Registrant (including Common Shares represented by ADSs) in the United States for the Applicable Period (including on-exchange and off-exchange transactions) was 102,134 Common Shares. As noted above, the ADTV for the Common Shares represented by ADSs traded on the NYSE covers the period from June 1, 2019 through January 27, 2020. The ADTV of the Common Shares of the Registrant (including Common Shares represented by ADSs) on a worldwide basis (including on-exchange and off-exchange transactions) for the Applicable Period was 3,112,494 Common Shares.

C.                  The ADTV of the Common Shares of the Registrant (including Common Shares represented by ADSs) in the United States for the Applicable Period was 3.3% of the ADTV of the Common Shares of the Registrant (including Common Shares represented by ADSs) worldwide for the Applicable Period.

D.                  The Registrant did not delist the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States. Following the termination of its sponsored American Depositary Receipt (or “ADR”) facility regarding its Common Shares represented by ADSs, the NYSE filed a Form 25 with the Commission and suspended trading of the Registrant’s ADSs before the market opened on January 28, 2020. The Form 25 became effective on February 10, 2020, when the ADSs were removed from listing and registration on the NYSE.

E.                   The Registrant terminated its sponsored ADR facility regarding its Common Shares, represented by the ADSs, effective on January 27, 2020. As of January 27, 2020, the ADTV of the Common Shares (including Common Shares represented by ADSs) in the United States (including on-exchange and off-exchange transactions) as a percentage of the ADTV for the Common Shares (including Common Shares represented by ADSs) on a worldwide basis (including on-exchange and off-exchange transactions) for the preceding 12-month period was 3.9%.

F.                   The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States and worldwide.

ITEM 5                         Alternative Record Holder Information

Not applicable.

ITEM 6                         Debt Securities

Not applicable.

ITEM 7                         Notice Requirement

A.                  As required by Rule 12h-6(h), the Registrant published a notice in the United States disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on June 15, 2020, which was submitted under cover of a Form 6-K on June 15, 2020.

B.                  The notice was widely disseminated in the United States by PR Newswire.  In addition, the notice was posted on the Registrant’s website.

ITEM 8                         Prior Form 15 Filers

Not applicable.

PART II

ITEM 9                         Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at https://cpfl.riweb.com.br/Default.aspx?linguagem=en.

PART III

ITEM 10                      Exhibits

None.

ITEM 11                      Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CPFL Energia S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CPFL Energia S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CPFL Energia S.A.

/s/ Yuehui Pan
Name: Yuehui Pan
Title: Chief Financial Executive Officer and Investor Relations Officer

Dated: June 15, 2020

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